FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated April 28, 2006, titled “AFP Provida S.A. reports its results for the quarter ended March 31, 2006.”

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FOR IMMEDIATE RELEASE

Contact:
 María Paz Yáñez
Planning and Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@afpprovida.cl

Santiago, Chile – April 28, 2006 – AFP PROVIDA (NYSE: PVD) announced its consolidated financial results for the period ended March 31, 2006. All figures are expressed in constant Chilean pesos and are prepared in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures as of March 31, 2005 are inflation adjusted by the year on year CPI figure of 4.1% .

AFP PROVIDA S.A. reports its results for the Quarter
ended March 31, 2006

GENERAL HIGHLIGHTS FOR THE FIRST QUARTER, 2006 (1Q06)

  Net income as of March 2006 amounted to Ch$13,186.3 million, an increase of Ch$3,865.7 million or 41.5% with respect to the result attained in the first quarter of 2005 (1Q05). This positive variation stems from the outstanding evolution of the operating component, boosted by higher fee income and higher gains on mandatory investments, effects that were not offset by the higher accounting cost of life and disability insurance premium. The non operating component positively contributed specially related to lower losses of price level restatement. Earnings per share in 1Q06 reached Ch$39.80 that favorably compares to Ch$28.13 obtained in 1Q05.

  In operating terms, an income of Ch$16,154.7 million was recorded, implying an increase of Ch$4,576.8 million or 39.5% with respect to 1Q05. This positive evolution was sustained by the increase in fee income due to higher collection levels and a better accreditation indicator in the quarter, adding the extraordinary gains on mandatory investments due to the good performance exhibited by local and foreign stock markets. This result was partially offset by a higher “accounting” cost of life and disability insurance pursuant to higher temporary premium (higher collection) and higher provisions for unfavorable casualty rate made in the period, considering that low current discount rates overestimate the economic value of disability casualties to be paid in three more years. Additionally, higher other operating expenses were registered, specially related to computing and amortizations costs (new technology investment), as a result of the rationalization plan of process that will imply adjustments in the administrative staff.

  In terms of non-operating result, this registered a revenue of Ch$144.6 million, implying a positive variation of Ch$29.1 million or 25.2% with respect to the result obtained in 1Q05. This result was basically sustained by lower losses obtained in price level restatement associated with lower losses in exchange rate given the dollar debt maintained with Provida Internacional. The latter was partially offset by higher interest expenses, as a result of the higher average bank interest rate paid as well as lower other income net.

  Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this subsidiary, which implied to acknowledge in different components of its results, a net income of Ch$257.3 million in 1Q06, representing an increase of 9.4% with respect to 1Q05.

  As of March 31, 2006, Provida continued leading the pension fund industry in terms of assets under management, totaling US$24,316 million equating to a market share of 31.2% . Also, Provida is a leader in terms of clients with a portfolio of 3.1 million affiliates and 1.5 million of contributors representing a 42.2% and 39.7% of market share as of February 2006, respectively.

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AFP PROVIDA, leading company in the Chilean Pension Fund Industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador, Mexico and the Dominican Republic. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the Pension Fund Industry and is one of the principal financial conglomerates in Latin America.	Business Drivers	March 2006	Market Share
	Number of Affiliates	3,130,445	42.16%	(1)
	Number of Contributors	1,446,251	39.66%	(1)
	Number of Pensioners	320,827 (3)	38.10%	(2)

	Collection Base (US$ Million)	825	32.04%	(1)
	AUM (US$ Million)	24,316	31.17%
	Pension Fund Average Real Return (Acum 1Q06)	6.52%
	Pension Fund A Real Return (Acum 1Q06)	9.53%
	Pension Fund B Real Return (Acum 1Q06)	7.63%
	Pension Fund C Real Return (Acum 1Q06)	6.07%
	Pension Fund D Real Return (Acum 1Q06)	4.07%
	Pension Fund E Real Return (Acum 1Q06)	2.38%

	Other Variables	March 2006	Market Share
	Number of Branches	132	46.64%
	Number of Administrative Employees	999	31.49%	(2)
	Number of Sales Agents	560	23.42%	(2)

	(1) Market Share in February, 2006
	(2) Market Share in December, 2005
	(3) Figure as of February 2006

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FIRST QUARTER 2006 (1Q06)

In 2006, the IMACEC (national economic activity index) ascended to 5.5% in January and 4.9% in February in comparison with same months of last year. February figure was affected by lower growth shown by expenditure indexes that led to a lower growth of internal demand. However, given the composition of the year’ two first months where the rest of economic indicators continue growing at high rates, this lower result is presumed to be related to transitory elements and should be reverted during the next months. In fact, according to economic analysts’ opinion, the expected IMACEC for March is around 5.5%, sustained by industrial production that increased by 7.6% as well as such sector sales that incremented by 5.9% .

1Q06 accrued an inflation variation of 0.6%, while March 2005 (twelve-month variation) recorded an increase of 4.0% . Monthly variations reached 0.1% in January,–0.1% in February and 0.6% in March. Last month recorded main rises of 3.1% in education and recreation (pre-colleges, kindergarten, professional institutions and colleges) in line with the start of school year; 1.2% in others (hostels, charity contributions, charity homes) and 0.9% in apparel at the start of autumn-winter season.

Regarding foreign trade, exports reached to US$12,212.4 million in the first quarter (+30.1% with respect to the same period of 2005) recording a positive surplus in the trade balance of US$3,994.8 million. It is important to stress that copper has reached high prices in the year specially during the last week of April, when it was transacted at a price of US$3,24 in the London Metal Stock Exchange, reaching a new historical maximum. The

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latter has implied an increase of metal exports, increasing by 63% in March 2006 before the same month of last year reaching US$2,755 million in shipments in comparison with US$1,690 million in the same month of 2005. As of March, metal exports totaled US$6,065 million in the first quarter, 53% higher than the same period of last year.

In relation to labor market, the mobile quarter January-March06 recorded an unemployment rate of 7.9%, not registering variation in comparison with the same period of 2006, while with respect to the previous mobile quarter it recorded an increment of 0.6% . The estimation of labor force amounted to 6,534,160 workers with an increase of 3.1% with respect to same quarter of last year, while the number of employed people totaled 6,015,540 workers, increasing by 3.1% in the same period, implying 181,170 new jobs.

According to figures, formal employment has further increased; in fact, salaried workers exceeded four million that is 193,550 new jobs equivalent to a growth of 5.1% in 12 months. It stands out that salaried workers reached the highest proportion of occupied workers since December 97-February 98 with a 66.6% . Additionally, the increase in occupation was generalized in all activities, excluding utility services, where it highlights mining sector with 16.8% and the recovery of the construction sector that had not increased since December, increasing by 3.8% .

The labor market expectations anticipate a vigorous employment growth for 2006, not only reducing the unemployment rate but also reflecting a further formalization of labor market.

Net Income
The net income reached Ch$13,186.3 million in the first quarter of 2006 (1Q06), equivalent to an average return on equity of 21.5%, and a real increase of 41.5% or Ch$3,865.7 million with respect to the first quarter last year (1Q05).

With regard to operating income, this recorded an outstanding growth of 39.5% stemming from the increase of operating revenues (23.1%) basically related to fee income given the higher collection levels as well as a better accreditation indicator recorded in 1Q06, which was accompanied by higher gains on mandatory investments resulting from good results obtained in local and foreign stock markets. The latter was offset by higher operating expenses (14.9%) due to the higher cost of life and disability insurance as a result of a higher temporary premium and higher provisions in connection with unfavorable casualty rate, plus higher other operating expenses especially those related to computing expenditures.

The non-operating income increased by 25.2% with respect to 1Q05. This positive variation was mainly supported by gains on price level restatement due to lower losses in exchange rate arisen in the period associated with the dollar debt maintained with Provida Internacional. This result was partially offset by higher financial expenses, basically due to the higher interest average rate paid.

With respect to income taxes, the period recorded a higher expense associated with higher provisions made on the better result obtained before taxes.

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	1Q 2006	1Q 2005	Change	% Change

	(Million of constant Chilean pesos at March 31, 2006, except percentages)
Operating Income	16,154.7	11,577.9	4,576.8	39.5%
Total Operating Revenues	42,867.7	34,827.0	8,040.7	23.1%
Total Operating Expenses	(26,713.0)	(23,249.1)	(3,463.9)	14.9%
Other Income (Expenses)	144.6	115.6	29.1	25.2%
Income Taxes	(3,113.1)	(2,372.9)	(740.2)	31.2%
Net Income	13,186.3	9,320.6	3,865.7	41.5%
  Earnings per share (each ADR represents fifteen shares) reached Ch$39.80 at March 2006 that positively compared with Ch$28.13 obtained in the same period of 2005. At March 31, 2006, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to March 2005.

BUSINESS DEVELOPMENT

Operating Revenues
In 1Q06, operating revenues reached Ch$42,867.7 million representing a real increase of 23.1% or Ch$8,040.7 million with respect to 1Q05. This positive result stems from the good performance reached by fee income that contributed with Ch$3,431.9 million mainly due to higher collection levels as well as the better accreditation indicator, adding higher gains on mandatory investments of Ch$4,333.8 million as a result of better returns exhibited by foreign and local stock markets.

  Fee Income reached Ch$33,258.9 million during 1Q06, implying an increase of 11.5% or Ch$3,431.9 million with respect to the same period last year. This variation was the result of higher mandatory collection levels recorded in the period, which experimented a real growth of 10.8% with respect to collection of 1Q05; as well as the better accreditation indicator (credited collection/total collection in the period) that reached 91.6% in 1Q06 positively compared with 84.3% registered during the same period last year

It is important to stress that Provida has maintained its leading position in the pension fund industry with market shares around 40% in terms of clients, and where the average of contributors ascended to 1,466,251 in 1Q06.

  Gains on Mandatory Investment reached Ch$7,215.1 million, representing an increase of Ch$4,333.8 million (150.4%) with respect to 1Q05. This positive variation is the result of earnings accrued in the quarter by local stock markets (IPSA +11.07%, IGPA +7.87%) and foreign stock markets (Dow Jones +3.66%, Nasdaq +6.10%, MSCI US Value +4.33%, MSCI Europe ex UK +11.87%, FTSE +6.99%, AC Far East ex Japan +7.57%, Nikkei +6.31%, MSCI LA +14.865) where the last portfolio was favored by peso depreciation against dollar of the first quarter (2.67%) . Consequently, the weighted average nominal return of pension funds reached 6.13% in 1Q06 positively compared with 2.63% obtained in the same period of last year.

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Operating Expenses
They increased a 14.9% or Ch$3,463.9 million from Ch$23,249.1 million in 1Q05 to Ch$26,713.0 million in 1Q06. This negative variation mainly stems from higher cost of L&D insurance premiums due to higher temporary premium as well as provisions for unfavorable casualty rate. Additionally, there were higher operating expenses basically higher computing expenditures associated with the Unified Platform operation, with higher amortization of the period refereed to a UP software license (in 2005 this began to be acknowledged in May) and higher administration costs.

  Remuneration of Administrative Personnel amounted to Ch$4,659.8 million higher in only Ch$83.0 million or 1.7% with respect to the figure recorded in 1Q05. This negative deviation was partly due to the continuity of the resources rationalization process associated with new technology implementation. The above refereed to payments and provisions of severance compensations associated to the administrative staff adjustment established by the Company. Additionally, higher seniority awards were attained due to the modification in the accounting criterion to calculate the provision implying an adjustment in January that included in view of corporate auditors’ suggestion. This adjustment included the accrual of all the seniority awards that each worker is entitled to, instead of the previous criterion that considered the accrual of the next seniority award for the employees (the Company grants five premiums every five years of seniority). Lower remunerations partially offset this result, stemming from lower number of personnel during the period and the exclusion of Vice Chief Executive Officer position from February 2006 onwards.

Regarding the administrative staff, the average of 1Q06 reached 1,000 workers reflecting a fall of 4.6% with respect to the average figure of 1Q05 (1,049 workers). Furthermore, at the close of both periods the administrative staff fell from 1,047 to 999 workers equating to a decline of 4.6% .

  Sales Force Remuneration higher in 7.0% or Ch$136.0 million from Ch$1,931.1 million in 1Q05 to Ch$2,067.1 million in 1Q06. This result was explained by higher seniority awards costs (as it was explained in administrative personnel remuneration) and higher accrued vacations as a result of time-lag between vacation consumption with respect to last year’s first quarter. Partially offsetting the above there were net savings in variable remunerations as a result of lower commissions paid for transfers due to the change in sales agents’ labor contract contemplated a new commission structure and lower commissions paid for affiliations due to lower average remunerations of affiliations. The latter was partially offset by higher awards associated with commercial strategy established for 2006.

In figures, the average number of sales agents as of 1Q06 reached 561 workers, representing a drop of 3.1% compared with 1Q05 (544 agents). Regarding the evolution at the close of each period, the sales force increased from 542 to 560 salespeople, registering a variation of 3.3% .

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  The cost of Life and Disability Insurance (L&D) reached Ch$13,938.9 million representing an increase of Ch$2,074.6 million or 17.5% with respect to 1Q05. This negative variation was basically explained by higher cost of temporary premium of Ch$829.4 million linked with the growth of collection, adding higher provisions for unfavorable casualty rate of Ch$1,245.2 million pursuant to higher cost accounted for casualties of Ch$1,245.2 million.

With respect to unfavorable casualty rate provisions, the application of our casualty model has shown lower levels than those ones in the insurer’s balances, thus, the aforementioned balances have been used to acknowledged casualty provisions according to the norm in force. This higher amount stems from discount rates used by the insurer to constitute reserves, which have reached minimum historical levels (slightly below 3%), where as three-year forward rates used in our casualty model have evidenced a sustained higher level and so the expected economic value of disability casualties is lower.

  Other Operating Expenses increased from Ch$4,877.0 million in 1Q05 to Ch$6,047.2 in 1Q06, representing a negative variation of 24.0% or Ch$1,170.2 million. This deviation was mainly affected by higher computing costs of Ch$794.2 million mainly refereed to technological development called “Unified Platform” since last year’s cost begun to be accrued in February and not totally. This technological development also affected the amortization (software license) that increased in Ch$220.6 million due to this expenditure was acknowledged just from May. It should be mentioned that this higher cost is part of the efficiency plan of the Company that includes the rationalization process that will imply savings basically related to administrative remunerations.

Administrative expenses also increased in Ch$216.7 million as a consequence of the redesign of commercial and distribution model implemented in branch network intended to achieve a better approach with clients and so to increase the client portfolio loyalty.

Operating Income
It increased in Ch$4,576.8 million or 39.5% million regarding the same period of previous year, reaching Ch$16,154.7 million in 1Q06, since the favorable evolution attained on fee income and gains on mandatory investments more than offset the higher operating expenses affected by the higher accounting cost of life and disability insurance premium.

Other Non Operating Income (Expenses)
They amounted Ch$144.6 million in 1Q06 implying an increase of Ch$29.1 million or 25.2% with respect to same period of 2005. This result was explained by the lower loss registered in price level restatement (Ch$121.8 million) in accordance with the lower loss in exchange rate associated with the dollar debt maintained with Provida Internacional. Additionally, a lower amortization of goodwill was recorded (Ch$19.3 million) given the lower exchange (peso against dollar) to the amortization of purchases in dollars. The above was partially offset by higher financial expenses (Ch$72.6 million) given the higher average interest rate paid and higher average balance debt and lower other extraordinary income net (ch$41.9 million).

  The Affiliated Companies Results increased by Ch$7.7 million or 0.5% from Ch$1,607.1 million in 1Q05 to Ch$1,614.8 million in 1Q06. This positive deviation was the result of the favorable evolution of local affiliates, specially the electronic collection company PreviRed.com that contributed with Ch$59.8 million. Foreign affiliates recorded a negative result of Ch$59.0 million basically due to lower profits yield by AFP Horizonte in Peru since the other two affiliates positively contributed to the result.

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		1Q06	1Q05	Change	% Change
Company	Country	(Million of constant Chilean pesos at March 31, 2006, except percentages)
Horizonte	Peru	527.5	726.6	(199.1)	-27.4%
Bancomer	Mexico	1,209.0	1,156.3	52.8	4.6%
Crecer	Rep.Dominicana	33.8	(53.5)	87.3	-163.2%
DCV	Chile	20.6	16.6	4.0	24.0%
PreviRed.com	Chile	(4.9)	(64.7)	59.8	-92.5%
AFC	Chile	(171.3)	(174.2)	2.9	-1.7%

TOTAL		1,614.8	1,607.1	7.7	0.5%

In Peru, Provida Internacional is present in AFP Horizonte since 1993, currently holding a 15.87% of the shares. At March 2006 this affiliate generated an income of Ch$527.5 million for Provida representing a decrease of Ch$199.1 million or 27.4% with respect to 1Q05, due to lower fee income (reduction of the commission rate) and higher personnel expenditures (higher costs in commercial incentives), plus the appreciation of Chilean peso against dollar (10.2%) that reduced revenues yield by foreign affiliates. At March 31 2006, this subsidiary accounted for a total of 981,543 affiliates and assets under management for US$2,512.9 million, figures equivalent to market shares of 27% and 25% respectively, that situates it in first place in terms of affiliates and in second place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer´s equity, a company that has remained as Provida’s largest investment with the highest earnings volume with Ch$1,209.0 million that equates to 68.3% of the total foreign affiliates’ contribution during the period. This affiliate’s income increased by Ch$52.8 million or 4.6% at March 2006 despite the negative effect of the Chilean peso appreciation against the dollar (10.2%) in the acknowledgment of results. This favorable evolution was sustained in the higher collection level, higher profits on the investment in a company with a complementary line of business and the positive effects stemming from the appreciation of Mexican peso of 1.9% between both periods. At March 31, 2006, AFORE Bancomer maintained an affiliate portfolio of 4,243,817 and funds under management for US$10,274.9 million, representing market shares of 12% and 18%, respectively, situating it in second place on the industry in both variables.

In the Dominican Republic, Provida Internacional is present in AFP Crecer since October 2004 holding 35.00% equity interest. This ownership arises from the merger of AFP Crecer and AFP Porvenir. Provida Internacional was present in AFP Porvenir since September 2003 until April 2004 holding 100% of the shares. Later on, from May 2004 until September 2004 Provida had 70% equity interest when the remaining 30% stake was sold to the local investor Progreso Group. At September 2004, BBVA Group held 70% equity interest in AFP Crecer, thus, when the merger was carried out, Provida Internacional and BBVA Group held 35% equity interest each of them and the remaining 30% held by Progreso Group.

At, AFP Crecer recorded a profit of Ch$33.8 million recording a positive variation of Ch$87.3 with respect to the loss of Ch$53.5 million recorded in 1Q05. This variation stems from the growth registered in operating revenues as a result of higher gains on mandatory investments, as well as lower administrative expenditures, administrative staff remunerations and outsourcing services. At March 2006, AFP Crecer had 412,008 affiliates with assets under management for a total of US$103.4 million, figures that represented market shares of 31% and 23% respectively, situating it in second place in the market in both relevant variables.

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Regarding the local affiliates, the three companies increased their results with respect to 1Q05 that together implied a higher result of Ch$66.7 million. The electronic collection company PreviRed.com where Provida holds a 37.9% ownership, implied a loss of Ch$4.9 million in 1Q06 representing a positive deviation of Ch$59.8 million (92.5%) with respect to the loss recorded in the same period, last year, as a result of a higher level of operations that have resulted in an increase in operating revenues and also lower sales expenditures. The “Unemployment Funds Administrator of Chile S.A.” (AFC), a company which started operations in October 2002 and where Provida has a 37.8% ownership, represented a loss for the Company of Ch$171.3 million implying a positive variation of Ch$2.9 million with respect to the loss registered in 1Q05. Finally, “Investments DCV” (DCV), represented for Provida an income of Ch$20.6 million in 1Q06, an increase of Ch$4.0 million with respect to first quarter of 2005. In this company which main purpose is to invest in entities engaged in public offering securities, Provida participates with a 23.14% stake. The rest of its main shareholders are other AFPs in the industry, the same as the other two local investments (AFC and PreviRed.com), adding other financial institutions that also participate.

  Interest Expenses increased by Ch$72.6 million or 33.1% with respect to 1Q05 due to a higher average interest rate paid (+30 b.p), adding higher working capital requirement implying to have a higher average balance debt (10.1%).

  At March 2006 the Price Level Restatement recorded a lower loss of Ch$13.7 million, implying a positive variation of Ch$121.8 million with respect to the income recorded in 1Q05. This deviation was explained by lower losses in exchange rate in the period, in view of the dollar debt maintained with Provida Internacional, an average debt lower than US$2.1 million with respect to same period of last year and in 1Q06 a depreciation of Chilean peso was recorded lower by Ch$14.85 (52.1%) compared with 1Q05. The above offset lower earnings generated by lower negative inflation accrued in the period (-0.3% 1Q06 v/s –0.8% 1Q05) applied over the Company’s net liability exposure.

Income Taxes
At March 2006, the Income taxes reached Ch$3,113.1 million recording a higher expense of Ch$740.2 million or 31.2% with respect to the same period, last year, stemming from provisions made by the higher result before taxes.

Consolidated Balance Sheet

  Total Assets at March 31, 2006 reached Ch$256,220.2 million, representing an increase of Ch$10,380.7 million or 4.2% with respect to 1Q05. This deviation was sustained by the increase of mandatory investments in Ch$12,651.5 million due to the normal contributions in the growing contributor’s base and the extraordinary return obtained by pension funds during the period. Current assets increased by Ch$2,775.9 million due to higher receivable accounts from insurers (Ch$2,398.0 million) related to life and disability pensions paid on behalf of insurers and the higher cash in the period (Ch$845.1 million).

Likewise, the lower other assets recorded a negative deviation of Ch$3,998.5 million due to lower goodwill (Ch$7,408.2 million) in view of the normal amortization of local (fundamentally AFP Protección) and foreign investments, adding the Chilean peso appreciation over goodwill of foreign affiliates. The above was partially compensated by the higher intangible assets (Ch$4,404.6 million) that corresponded to rights over software license related to the implementation of the new technology.

  Total Liabilities increased by Ch$1,540.6 million or 2.8% from Ch$55,369.1 million at 1Q05 to Ch$56,909.7 million in the same period of 2006. The above was explained by higher long term liabilities that recorded a positive variation of Ch$1,732.8 million due to

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higher long term obligation related to deferred taxes (Ch$1,427.7 million) basically associated with gains on mandatory investments pursuant to the decrease experimented in the discount rate used to discount this obligation.

Moreover, current liabilities recorded a negative variation of only Ch$192.2 million given the lower provisions (Ch$2,597.2million) for unfavorable casualty rate in the life and disability insurance due to the pre-settlement made in March 2006. Additionally, a lower closing balance of obligation with banks and financial institutions was attained (Ch$2,709.0 million) with respect to the figure recorded at March 31, 2005. This result was partially offset by higher documents and payable accounts to related companies (Ch$4,921.8 million) as a result of the BBVA Pensiones contract for the license and maintenance of a new software refereed to new technology implementation.

  Shareholders’ Equity increased by Ch$8,840.2 million or 4.6% from Ch$190,470.3 million at March 31, 2005 to Ch$199,310.5 million at the close of March 2006 due to the retained earnings and the favorable contribution of higher income that together contributed with Ch$13,582.8 million in the current period that was partially offset by lower other reserves (Ch$4,761.7 million) as a result of the negative effect of the Chilean peso appreciation over Provida Internacional’s net foreign investments.

Exchange Rate
At March 31, 2006, it was Ch$526.18 per dollar that compares with Ch$585.93 per dollar at the close of 1Q05. The above implied that in 1Q06 a depreciation of the Chilean peso against dollar was 2.7% that compares with the depreciation of 5.1% registered in 1Q05.

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CONSOLIDATED INCOME STATEMENT

	1Q 2006	1Q 2005	Change	% Change
	(Million of constant Chilean pesos at March 31, 2006, except percentages)
OPERATING REVENUES
Fee income	33,258.9	29,827.0	3,431.9	11.5%
Gains on mandatory investments	7,215.1	2,881.3	4,333.8	150.4%
Rebates on L&D insurance	1,269.5	456.1	813.4	178.3%
Other operating revenues	1,124.2	1,662.6	(538.3)	-32.4%

Total Operating Revenues	42,867.7	34,827.0	8,040.7	23.1%

OPERATING EXPENSES
Administr. personnel remunerations	(4,659.8)	(4,576.8)	(83.0)	1.8%
Sales personnel remunerations	(2,067.1)	(1,931.1)	(136.0)	7.0%
L&D insurance	(13,938.9)	(11,864.2)	(2,074.6)	17.5%
Other operating expenses	(6,047.2)	(4,877.0)	(1,170.2)	24.0%

Total Operating Expenses	(26,713.0)	(23,249.1)	(3,463.9)	14.9%

OPERATING INCOME	16,154.7	11,577.9	4,576.8	39.5%

OTHER INCOME (EXPENSES)
Gains on investments	10.7	16.1	(5.3)	-33.1%
Profit (loss) in affil. companies	1,614.8	1,607.1	7.7	0.5%
Amortization of goodwill	(1,291.4)	(1,310.7)	19.3	-1.5%
Interest expense	(291.9)	(219.3)	(72.6)	33.1%
Other income net	116.1	157.9	(41.9)	-26.5%
Price level restatement	(13.7)	(135.5)	121.8	-89.9%

Total Other Income (Expenses)	144.6	115.6	29.1	25.2%

INCOME BEFORE TAXES	16,299.3	11,693.5	4,605.9	39.4%

INCOME TAXES	(3,113.1)	(2,372.9)	(740.2)	31.2%

NET INCOME	13,186.3	9,320.6	3,865.7	41.5%

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CONSOLIDATED BALANCE SHEET

	1Q 2006	1Q 2005	Change	% Change
	(Million of constant Chilean pesos at March 31, 2006, except percentages)
ASSETS
Current Assets	16,881.8	14,105.9	2,775.9	19.7%
Marketable Securities - Reserve	126,182.1	113,530.6	12,651.5	11.1%
Premises and Equipment	25,333.8	26,382.0	(1,048.2)	-4.0%
Other Assets	87,822.4	91,820.9	(3,998.5)	-4.4%

TOTAL ASSETS	256,220.2	245,839.5	10,380.7	4.2%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	50,688.9	50,881.1	(192.2)	-0.4%
Long-Term Liabilities	6,220.8	4,488.0	1,732.8	38.6%
Shareholders´ Equity	199,310.5	190,470.3	8,840.2	4.6%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	256,220.2	245,839.5	10,380.7	4.2%

CONSOLIDATED CASH FLOW STATEMENT

	1Q 2006	1Q 2005	Change	% Change
	(Million of constant Chilean pesos at March 31, 2006, except percentages)
CASH FLOW FROM OPERATING ACTIVITIES	3,331.4	(4,402.5)	7,733.8	-175.7%
Total Operational Income	35,423.2	32,443.3	2,979.9	9.2%
Total Operational Expenses	(32,091.8)	(36,845.8)	4,753.9	-12.9%

CASH FLOW FROM FINANCING ACTIVITIES	(3,178.1)	2,962.2	(6,140.3)	-207.3%

CASH FLOW FROM INVESTING ACTIVITIES	(1,942.1)	(548.6)	(1,393.5)	254.0%

TOTAL NET CASH FLOW	(1,788.8)	(1,988.9)	200.1	-10.1%

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: May 2, 2006	By:	/s/ Gabriel Galaz

		Name:	Gabriel Galaz
		Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date: May 2, 2006	By:	/s/ Maria Paz Yañez

		Name:	Maria Paz Yañez
		Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.